Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

October 24, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:     Innovation Beverage Group Ltd

Amendment No. 6 to the Registration Statement on Form F-1

File No. 333-266965

Filed October 3, 2022

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 6 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 3, 2022. Amendment No. 7 responds to the comment letter received on October 11, 2022 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Summary Consolidated Financial Data, page 13

1.	Please expand this section to also include the consolidated statements of operation data for the years ended December 31, 2021 and 2020. In this regard, this section should include consolidated statements of operation data for all periods presented in the filing.

Response: The Company acknowledges the Staff’s comments and has made the requested revision.

2.	Refer to the shareholders’ equity section of the table and address the following:

●	Clarify that the total number of issued and outstanding ordinary shares, actual, at June 30, 2022, to be 7,496,340 as shown in the balance sheet on page F-5, and reflect the total ordinary shares dollar values on this line item, thereby deleting the line item additional paid-in capital.

●	Revise the line item description of accumulated other comprehensive income to instead be accumulated other comprehensive loss.

●	Revise the line item description of retained earnings to instead be accumulated deficit.

Response: The Company acknowledges the Staff’s comments and has made the requested revision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

3.	Please revise your sections of results of operations and liquidity and capital resources to also include the previous discussion for the fiscal year ended December 31, 2021 compared to December 31, 2020. Refer to Instruction 1 to Item 303(b) of Regulation S-K as MD&A must cover the audited the financial statements presented in the filing. The current discussion of the interim financial statements for the six months ended June 30, 2022 and 2021 should continue to be provided in the filing.

Response: The Company acknowledges the Staff’s comments and has made the requested revision.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio